

April 28, 2014

Via E-mail
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
Höegh LNG Partners LP
Suite 616
48 Par-La-Ville Road
Hamilton, HM 11
Bermuda

> **Re:** **Höegh LNG Partners LP**
> **Draft Registration Statement on Form F-1**
> **Submitted April 1, 2014**
> **CIK No. 0001603016**

Dear Mr. Tyrrell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 1

Overview, page 1

2. Please refer to the fourth full paragraph on page 2. We note your disclosure that you intend to leverage your relationship with Höegh LNG to make accretive acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters from Höegh LNG or third parties. Please revise to clarify what you mean by "accretive" acquisitions. Please also revise to add balancing language that there is no guarantee that such acquisitions will occur or will be accretive.

3. Please refer to the last three paragraphs on page 2. We note pursuant to the omnibus agreement with Höegh LNG you will have the right to purchase three new FSRUs subject to charters of five or more years. If known, please revise to quantify the estimated aggregate purchase price of these vessels and clarify whether you have the funds necessary to complete such purchases. To the extent that you will be required to raise additional funds to complete these purchases, please disclose that fact here and discuss your plans to obtain the required funds. Please also revise the Additional Newbuilding FSRUs section on page 144 accordingly.

4. We note that you currently derive almost all of your operating income through two joint ventures and from one customer. Please file copies of the shareholders' agreement and charter agreements related to these joint ventures as material contracts. Refer to Items 601(b)(10)(i) and 601(b)(10)(ii)(B) of Regulation S-K.

Our Relationship with Höegh LNG, page 3

5. We note your disclosure that Höegh LNG is "one of the most experienced operators of LNG carriers." Please remove any marketing language that cannot be objectively substantiated.

6. We note your disclosure that you believe Höegh LNG's "40-year track record… will enable [you] to continue to maintain the high utilization of [your] fleet to preserve [your] stable cash flows." Please revise to add balancing language that there is no guarantee that such relationship will lead to high fleet utilization rates or stable cash flow in the future.

Business Opportunities, page 3

Natural Gas and LNG Demand Growth, page 3

7. We note the industry statistics related to countries importing LNG, LNG production capacity and LNG exports transported by sea. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please

revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

Competitive Strengths, page 4

8. You state here and elsewhere that Höegh LNG is the "leader" or a "leading" provider in the industry in which you intend to operate. Please provide us with your basis for these characterizations and revise your disclosure to clarify how you are measuring leadership.

Significant Built-In Accretive Growth Opportunities, page 4

9. Please provide a basis for the use of the terms "significant" and "accretive" in the bullet heading or delete them.

Demonstrated Track Record of Efficiency, Safety and Operational Performance, page 4

10. Please provide us with a basis for the phrase "demonstrated track record" in the bullet heading or revise the heading. Please also clarify in the heading that you are referring to the track record of Höegh LNG rather than your own track record. Please also revise the bullet to remove all marketing language such as the phrase "high-quality performance."

Business Strategies, page 5

11. Please revise the last paragraph to clarify that you can provide no assurance that you will be able to implement your business strategy as described or increase quarterly distribution per unit.

12. Despite the omnibus agreement with Höegh LNG, this section appears to focus on Höegh LNG rather than the company. In this regard, we note the following statements:

- "We believe that Höegh LNG's ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications;"
- "We believe that Höegh LNG's leading market position as one of three FSRU operators, 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide;" and
- "We believe that Höegh LNG's operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors."

Please revise this section or advise why focusing on Höegh LNG is appropriate in this context.

Formation Transactions, page 6

13. We note that it is contemplated that you, Höegh LNG and/or its affiliates have or will enter into a number of agreements in connection with the formation transactions. In this regard, you refer to a note, a sponsor credit facility, administrative service agreements, ship management agreements, commercial, administrative and support services agreements. We also note that the exhibit index does not reference these agreements. Please file copies of these agreements as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

14. We note that certain shareholder loans will be transferred to the company in connection with the offering. Please revise this section to describe these loans in greater detail.

Simplified Organizational and Ownership Structure after This Offering, page 8

15. Please make the chart included on page 8 large enough to be legible.

Our Management, page 9

16. Please refer to the third and fourth paragraphs. Please revise to briefly summarize the fees payable to Höegh LNG and its affiliates pursuant to the ship management agreements, the sub-technical support agreement and the commercial, administrative and support services agreements discussed in these paragraphs.

Risk Factors, page 22

17. Please advise whether the lack of a bankruptcy statute in the Marshall Islands presents or may in the future present a material risk to your investors, such as delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. To the extent a material risk exists, please revise to include an appropriate risk factor.

18. We note following this offering that Höegh LNG will be a lender pursuant to the $100 million sponsor credit facility and a creditor pursuant to the on demand $150 million note. To the extent a material risk exists due to these arrangements, please revise to include an appropriate risk factor.

19. We note that you have an outstanding $40 million promissory note due to Höegh LNG which is due on demand. Please revise to include a risk factor discussing this promissory note and its due on demand feature. Please also file a copy of the promissory note as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Our officers face conflicts in the allocation of their time to our business, page 45

20. Please revise to discuss in greater detail your officer's time conflicts. In this regard, to the extent possible, please revise to provide quantification so that investors can clearly understand your officer's time conflicts. Please also identify the officers, other than your Chief Executive Officer and Chief Financial Officer, to whom you are referring in this risk factor.

Use of Proceeds, page 58

21. We note that you will be acquiring your initial fleet from Höegh LNG and/or certain of its affiliates. Please tell us whether the distribution to Höegh LNG represents consideration for such acquisition. If so, please revise this section to briefly describe the purchased assets and their cost. Please also revise to disclose how the cost of these assets to you was determined. Refer to Item 3.C.2 of Form 20-F.

Summary of Significant Forecast Assumptions - Höegh LNG Partners LP, page 71

Time Charter Revenue, page 71

22. Please revise the discussion of time charter revenue to discuss the hire rate payable under the time charter related to the PGN FSRU Lampung which was used to compute your time charter revenues for the twelve month period ending June 30, 2015. Please revise the Time Charter Revenues section on page 73 in a similar manner.

Management's Discussion and Analysis of Financial Condition, page 97

Borrowing Activities, page 115

23. Please file copies of the Lampung Facility, the sponsor credit facility and the Neptune and Cape Ann Facilities as material contracts. Refer to Items 601(b)(10)(i) and 601(b)(10)(ii)(A) of Regulation S-K.

Business, page 139

Our Relationship with Höegh LNG, page 140

24. We note your disclosure in the last paragraph that Höegh LNG "intends to utilize [the company] as its primary growth vehicle to pursue the acquisition of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters." Please advise, with a view towards revised disclose, what you mean by "its primary growth vehicle."

Our Fleet, page 143

25. Please revise to add a column to the table on page 144 to disclose the current hire rate for each vessel.

Additional Newbuilding FSRUs, page 144

26. We note your disclosure that the purchase price of the Independence will be determined in accordance with the provisions of the omnibus agreement. Please revise to briefly summarize such provisions here.

GDF Suez Neptune Time Charter, page 146

Hire Rate, page 147

27. Please revise to quantify, as currently in effect, all fixed per day fees. Please revise the PGN FSRU Lumpung Time Charter section on page 152 in a similar manner.

PGN FSRU Lampung Time Charter, page 150

Purchase Option, page 154

28. Please revise to discuss in greater detail the purchase option, including the specified purchase prices.

Security Ownership of Certain Beneficial Owners and Management, page 181

29. Please revise to identify the natural or legal person or persons who control the units held by Höegh LNG. Refer to Item 7.A.3 of Form 20-F.

Certain Relationships and Related Party Transactions, page 185

Joint Venture Commercial and Administration Management Agreements, page 193

30. To the extent available, please revise to disclose the estimated fees payable pursuant to these agreements to Höegh Norway for the 12-month period ending June 30, 2015.

Portfolio Management Agreement, page 197

31. Please revise to discuss in greater details the fees payable to Höegh Capital pursuant to this agreement. Please also file a copy of this agreement as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Non-United States Tax consequences, page 232

32. We note your discussion of Norway, United Kingdom and Singapore tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that tax opinions as to Norway, United Kingdom and Singapore tax consequences would be required since the respective discussions reference tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that tax opinions and consents of counsel, as applicable, will be filed.

Note 2: Significant Accounting Policies

(c) Time charter revenues and related expenses, page F-10

33. We note that once the PGN FSRU Lampung is delivered and begins operating, you will account for her charter as a direct financing lease. Please tell us how you determined this treatment is appropriate in accordance with ASC 840-10-25-43.

Construction revenues and related expenses, page F-11

34. Please tell us whether your future operations will include constructing mooring systems to be provided to most of your future charterers. If not, please tell us why you believe it is appropriate to recognize revenue on the construction of the Mooring in light of the fact that it appears that construction is not your intended main productive efforts or intended ongoing major operations.

35. We note that you became the owner of the construction contract for the Mooring in the fourth quarter of 2013 and that this system will ultimately be sold to PGN in connection with the chartering of the newbuilding FSRU Lampung. Please provide us with the terms of this contract, including the party responsible for the construction, the payment terms, etc. Also, tell us how you determined that it was appropriate to recognize a portion of the profit on its construction prior to delivery of the system as opposed to deferring and recognizing any gain over the life of the charter. Finally, tell us how you determined that the percentage of completion method was the appropriate method of accounting for this contract in accordance with ASC 605-35-25.

36. Please tell us how you determined that it was appropriate to recognize revenue on the building of the Mooring on a gross rather than net basis. Provide us your analysis of the factors in ASC 605-45 in arriving at your conclusion.

Exhibit Index, page II-5

37. Please file the construction contract for the building of the Mooring and the PGN FSRU Lampung as exhibits.

38. Please file the agreement with PGN for the construction of the Mooring as an exhibit.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Catherine S. Gallagher
        Vinson & Elkins L.L.P.